Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

VOLUNTARY ANNOUNCEMENT

COMPLETION OF THE IMPLEMENTATION OF THE PLAN FOR

INCREASE IN SHAREHOLDING OF H SHARES OF THE COMPANY

BY THE DE FACTO CONTROLLER AND ITS CONCERT PARTY

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited dated 23 May 2022 (the “Relevant Announcement”) in relation to the increase in shareholding of H shares of the Company by China Petrochemical Corporation (“Sinopec Group”) through its overseas wholly owned subsidiary (the “Increase of Shareholding”).

On 22 May 2023, the Company received a notice from Sinopec Group, the de facto controller of the Company, that as of 22 May 2023, the implementation of Increase of Shareholding has been completed, details of which are as follows:

As disclosed in the Relevant Announcement, due to confidence in the Company’s development prospects, Sinopec Group acquired an additional 10,000,000 H shares of the Company through its overseas wholly owned subsidiary in the secondary market on 23 May 2022 and proposed to further increase its holding of the Company’s shares by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company within 12 months since 23 May 2022. Save for the Increase of Shareholding, Sinopec Group did not disclose any other shareholding increase plan within the 12 months preceding this announcement.

Before the implementation of the Increase of Shareholding, Sinopec Group and its concert party directly and indirectly held 5,459,455,000 A shares of the Company, representing approximately 50.44% of the total issued share capital of the Company before the implementation of the Increase of Shareholding. Sinopec Group increased its shareholding of H shares of the Company by an aggregate number of 44,660,000 H shares through its concert party within the prescribed period for the Increase of Shareholding. Immediately following the Increase of Shareholding, Sinopec Group and its concert party directly and indirectly holds 5,504,115,000 shares (including 5,459,455,000 A shares and 44,660,000 H shares) of the Company, representing approximately 50.97% of the total issued share capital of the Company.

During the prescribed period for the Increase of Shareholding, Sinopec Group and its concert party did not dispose any shares they hold in the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 22 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.